

03052548

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-46571

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Abacus Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

N58 W39834 Wisconsin Avenue
(No. and Street)

Oconomowoc (City) — Wisconsin (State) — 53066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick E. Hohensee — (262) 567-6676
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name — *if individual, state last, first, middle name*)

13116 South Western Avenue (Address), Blue Island (City), Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Frederick E. Hohensee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abacus Investments, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public ex 7/24/05

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABACUS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2003

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Abacus Investments, Inc.

We have audited the accompanying statement of financial condition of Abacus Investments, Inc. as of September 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of Abacus Investments, Inc. as of September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 19, 2003

ABACUS INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2003

ASSETS	
Cash and cash equivalents	$ 318
Receivable from broker/dealers	76,962
Receivable from shareholder	3,622
Other assets	1,002
TOTAL ASSETS	$ 81,904

LIABILITIES AND SHAREHOLDERS' EQUITY	
LIABILITIES	
Commissions payable	$ 49,689
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; 9,000 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	38,746
Retained earnings (deficit)	(6,532)
Total Shareholders' Equity	$ 32,215
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 81,904

The accompanying notes are an integral part of this financial statement.

ABACUS INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Wisconsin on September 13, 1993. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities. Operations began in March, 1994.

Long and Short Securities - Securities positions are valued at market value or estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company has elected S Corporation status for federal income tax purposes. Income taxes are therefore the responsibility of the Company's individual shareholder.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2003 the Company's net capital and required net capital were $22,263 and $5,000 respectively. The Company's ratio of aggregate indebtedness to net capital was 223%.

NOTE 4 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include options and when issued securities. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk should the customer be unable to meet their obligation. In addition, the customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

To execute the aforementioned transactions, the Company has entered into agreements with two broker/dealers (Clearing Broker/dealers) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealers, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealers. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealers on the Company's behalf. The Company is required to deposit $25,000 with the each of the Clearing Broker/dealers to assure the Company's performance under the agreements. One of these agreements may be terminated by either party with 30 days prior written notification. The other agreement may be terminated by either party at any time during the 45 days immediately preceding the conclusion of the initial period which is March 16, 2005. After that initial period, the Company may terminate with 45 days prior

NOTE 4 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

written notification. Additional provisions of the agreements state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 5 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with Abacus Financial Services, Inc. (AFS), a registered investment advisor. The companies share office space, personnel and other services. Pursuant to the terms of a written agreement dated September 30, 1993, Abacus Financial Services, Inc. has paid virtually all overhead and operating expenses on the Company's behalf, except for commission expense and regulatory fees. The Company has paid management fees to AFS $222,444 and those fees include the following expenses:

Expense	Amount
Compensation and related expenses	$ 39,869
Communications	1,200
Occupancy	5,850
Other	175,525
Total	$ 222,444